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                                                       EXHIBIT 11.1


                    BDM INTERNATIONAL, INC.
               COMPUTATION OF EARNINGS PER SHARE
          (Amounts in Thousands, Except Per Share Data)



                          Three Months      Nine Months
                              Ended            Ended
                          September 30,    September 30,
                           1995   1994      1995   1994
                          -----  ------     ----   -----
Net Income                $5,291 $3,100    $12,494 $9,013
                           -----  -----     ------  -----
Shares used for
  primary earnings
  per share:

Weighted averaged         12,579  9,386     10,572 10,642
  shares outstanding

Dilutive effect of           797    518        654    461
  common stock            ------  -----     ------  -----
  equivalents-non-
  contingent stock
  options

  Total shares used       13,376  9,904     11,226 11,103
  for primary
  earnings per share

Additional shares used
for fully diluted
earnings per share:

   Increase for dilutive      54     54        221    140
   effect of contingent       --     --        ---    ---
   stock options

   Total shares used      13,430  9,958     11,447 11,243
   for fully diluted      ------  -----     ------ ------
   earnings per share

Earnings per share:

   Primary                  $.40   $.31      $1.11   $.81
                            ----   ----      -----   ----
   Fully diluted            $.39   $.31      $1.09   $.80
                            ----   ----      -----   ----

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